October 20, 2009

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Andrew Mew, Accounting Branch Chief

Dear Sir:

Re: AlphaTrade.com

I confirm my discussion with Mr. Milwood Hobbs to obtain a 10 day extension to respond to the Exchange's letter of comments dated October 6th, 2009. Mr. Hobbs approved the extension requiring the response to be filed by November 4, 2009. The extension is required to co-ordinate the responses between our current and previous auditors.

Thank you,

ALPHATRADE.COM

Per:

KATHARINE JOHNSTON

Principal Financial Officer

AlphaTrade.com            930 West 1st Street, Suite 116C, North Vancouver, B.C. V7P 3N4 Canada

Toll-Free: 1-877-288-7799      Phone: 604-681-7503     Fax: 604-987-9865     Email: sales@alphatrade.com

Web Sites: www.AlphaTrade.com www.AlphaTradeFN.comExchange: OTC BB  Symbol: APTD